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                                                                     Exhibit 23.






The Board of Directors
FPIC Insurance Group, Inc.

We consent to the use of our report dated March 5, 1999 relating to the consolidated balance sheets of FPIC Insurance Group, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998 incorporated herein by reference in the registration statement on Forms S-8 of FPIC Insurance Group, Inc.'s Director Stock Option Plan (333-72601), and Omnibus Incentive Plan (333-72599), and Florida Physicians Insurance Company's Employee Stock Purchase Plan (333-09365) and Defined Contribution Plan (333-09375).


                                              KPMG LLP


Jacksonville, Florida
March 29, 1999